FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, October 12, 2012

CLASS ACTION DISMISSED

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U) announces that the purported class action commenced in July 2011 against Fairfax and others, alleging violations of U.S. federal securities laws between May 2003 and March 2006, has been dismissed with prejudice (“with prejudice” meaning that the action cannot be revived).  The United States Court of Appeals for the Second Circuit approved a stipulation, in which the plaintiff agreed to voluntarily dismiss with prejudice its appeal of the dismissal of this action earlier this year by the United States District Court for the Southern District of New York.  This action was substantially identical to a purported class action filed against Fairfax in 2006 by other plaintiffs, which was dismissed prior to the commencement of the 2011 action.  Neither Fairfax nor any other defendant made any settlement or other payment to the plaintiffs in connection with the two above-mentioned actions.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                        John Varnell, Vice President, Corporate Development,
at (416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations, at (416) 367-4941